EXHIBIT 12.1

FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(amounts in thousands, except ratio amounts)

	Nine months ended September 30, 2015	2014	2013	2012	2011	2010
Income (loss) from contiuning operations before taxes	$5,572	$15,559	$(10,761)	$(28,466)	$(16,107)	$(20,493)
Add (deduct):
Fixed charges	31,328	41,030	48,327	55,454	48,740	31,511
Capitalized interest	(1,330)	(3,233)	(2,457)	(2,416)	(1,882)	(811)
Equity in (earnings) losses of affiliates	(1,235)	(775)	47	(40)	(20)	124
Distributions from investment affiliates	632	4,431	2,064	1,796	243	623
Dividends on preferred shares	(9,300)	(12,400)	(12,400)	(11,964)	(8,467)	—

Adjusted earnings	$25,667	$44,612	$24,820	$14,364	$22,507	$10,954

Fixed charges:
Interest expense	$20,222	$24,696	$32,803	$40,602	$38,200	$30,419
Rent expense representative of interest factor	476	701	667	472	191	281
Capitalized interest	1,330	3,233	2,457	2,416	1,882	811
Dividends on preferred shares	9,300	12,400	12,400	11,964	8,467	—

Total fixed charges and preferred stock dividends	$31,328	$41,030	$48,327	$55,454	$48,740	$31,511

Ratio of earnings to fixed charges and preferred stock dividends	—	1.09	—	—	—	—
Deficiency of earnings to fixed charges and preferred stock dividends	$(5,661)	$—	$(23,507)	$(41,090)	$(26,233)	$(20,557)